SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2013

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (86 10) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	T	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

A voluntary announcement in relation to completion of the placement of an aggregate of 2,845,234,000 new H shares of China Petroleum & Chemical Corporation (the “Registrant”) made by the Registrant on February 14, 2013.

Sinopec Corp. Successfully Completes
Placing of New H Shares

Beijing, People’s Republic of China (PRC) — February 14, 2013 — China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) (HKEX: 386; NYSE: SNP; LSE: SNP; CH: 600028) is pleased to announce that, further to its announcement earlier this month, it has successfully completed its placing today of an aggregate of 2,845,234,000 new H Shares (the “Placing Shares”) at a price of HKD8.45 per H Share. The Placing Shares represent approximately 3.2% of the number of total issued shares as enlarged after the placing, and approximately 14.5% of the number of H Shares as enlarged after the placing, of Sinopec Corp. The net proceeds from the placing are approximately HK$23,970,100,618. Sinopec Corp. intends to use such net proceeds for general corporate purposes.

The Placing Shares were offered in the United States only to qualified institutional buyers in reliance on an applicable exemption from registration under the U.S. Securities Act of 1933 (as amended) (the “Securities Act”) and outside the United States in reliance on Regulation S under the Securities Act. During the 40 days immediately following the completion of the placing, no deposit of the Company's H Shares will be accepted into its ADR program.

This press release is for information purposes only and is not and does not constitute an offer to sell, solicitation of an offer to buy, or the sale of, any of the securities described herein in any jurisdiction. The securities offered have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

About Sinopec Corp.

Sinopec Corp. is one of the largest integrated energy and chemical companies with upstream, midstream and downstream operations in the PRC. Its principal operations include: the exploration and production, pipeline transportation and sale of petroleum and natural gas; the sale, storage and transportation of petroleum products, petrochemical products, synthetic fibre, fertiliser and other chemical products; import and export, as well as import and export agency business of oil, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

For additional information about Sinopec Corp., please visit the Company’s website at www.sinopec.com.

Forward-looking Statements

1

This press release contains forward-looking statements. Forward-looking statements give the Company’s current expectations or forecasts of future events based on management's beliefs and assumptions using currently available information and expectations as of the date hereof, are not guarantees of future performance and involve certain risks and uncertainties, including those contained in the Company’s filings with the Securities and Exchange Commission. Although it believes that the expectations reflected in these forward-looking statements are reasonable, the Company cannot assure you that its expectations will prove correct. Forward-looking statements in this press release relate to, among other things, the closing of the placement and the use of proceeds therefrom. Therefore, actual outcomes and results could materially differ from what is expressed, implied or forecast in such statements. The forward-looking statements speak only as of the date made and, other than as required by law, the Company undertakes no obligation to publicly update or revise any forward- looking statements, whether as a result of new information, future events or otherwise.

Investor Inquiries:	Media Inquiries:
Beijing
Tel: (8610) 5996 0028 Fax: (8610) 5996 0386 Email: ir@sinopec.com	Tel: (8610) 5996 0028 Fax: (8610) 5996 0386
Hong Kong
Tel: (852) 2824 2638 Fax: (852) 2824 3669	Tel: (852) 3512 5000 Fax: (852) 2259 9008 Email: sinopec@brunswickgroup.com

2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities, nor is it calculated to invite any such offer or invitation. Neither this announcement nor any copy thereof may be taken into or distributed, directly or indirectly, in or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia). In particular, this announcement does not constitute and is not an offer to sell or a solicitation of any offer to purchase or subscribe for securities in the United States or elsewhere. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended. Any public offering of securities to be made in the United States will only be made by means of a prospectus that may be obtained from the issuer or selling security holder and that contains detailed information regarding the issuer and management as well as financial information. There is no intention to make a public offering of the securities referred to in this announcement in the United States.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

ANNOUNCEMENT
COMPLETION OF THE PLACING OF NEW H SHARES

Global Coordinator, Bookrunner and Placing Agent

The Board is pleased to announce that all the conditions as set out in the Placing Agreement entered into between the Company and the Placing Agent in relation to the Placing have been satisfied. The Placing has been completed on 14 February 2013 in accordance with the terms and conditions of the Placing Agreement.

Reference is made to the announcement published by China Petroleum & Chemical Corporation (the "Company") on 4 February 2013 in relation to the signing of the Placing Agreement between the Company and the Placing Agent (the "Placing Announcement") and the Placing contemplated under the Placing Agreement. Capitalised terms used herein shall have the same meanings as defined in the Placing Announcement.

The Board is pleased to announce that all the conditions as set out in the Placing Agreement have been satisfied and the Placing has been completed on 14 February 2013 in accordance with the terms and conditions of the Placing Agreement. An aggregate of 2,845,234,000 new H Shares, representing approximately 3.2% of the total number of issued Shares (as enlarged by the allotment and issue of the Placing Shares) and approximately 14.5% of the total number of H Shares in issue (as enlarged by the allotment and issue of the Placing Shares), have been successfully allotted and issued by the Company on 14 February 2013 at the Placing Price of HK$8.45 to not fewer than six Placees, who and whose ultimate beneficial owners are third parties independent of and not connected with the Company or its connected persons. The aggregate gross proceeds from the Placing amount to approximately HK$24,042,227,300 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amount to approximately HK$23,970,100,618.

As a result of the Placing, the total number of issued Shares of the Company has increased from 86,820,289,175 Shares to 89,665,523,175 Shares. The total number of issued H Shares has increased from 16,780,488,000 H Shares to 19,625,722,000 H Shares. All of the 2,845,234,000 new H Shares have been fully placed pursuant to the terms and conditions set out in the Placing Agreement.

Set out below is the share capital of the Company: (i) immediately before the Completion; and (ii) immediately after the Completion:

Name of Shareholder	Number of Shares immediately before Completion	% of total issued A Shares and H Shares immediately before Completion	Number of Shares immediately after Completion	% of total issued A Shares and H Shares immediately after Completion
	(Shares)		(Shares)
A SHARES
China Petrochemical Corporation (as of 8 February 2013)	65,797,127,692	75.79	65,797,127,692	73.38
Other A Shareholders (as of 8 February 2013)	4,242,673,483	4.89	4,242,673,483	4.73
Total Issued A Shares (as of 8 February 2013)	70,039,801,175	80.67	70,039,801,175	78.11

H SHARES
Total Issued H Shares*	16,780,488,000	19.33	19,625,722,000	21.89

TOTAL ISSUED SHARES	86,820,289,175	100	89,665,523,175	100

Notes: Numbers may not add up to 100 per cent due to rounding.

* Inclusive of the 425,500,000 H Shares held by Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of China Petrochemical Corporation.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Secretary to the Board of Directors

Beijing, the PRC,
14 February 2013

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai

Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+ , Bao Guoming+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: February 14, 2013